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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                  SCHEDULE 13G

                                (Amendment No. 1)

                        Under the Securities Act of 1934

                                Emcor Group Inc.
               -------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               -------------------------------------------------
                         (Title of Class of Securities)

                                    29084Q100
               -------------------------------------------------
                                 (CUSIP Number)

               -------------------------------------------------


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
(the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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---------------------                                         ------------------
CUSIP No. 29084Q100                    13G                     Page 2 of 9 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1     Name of Reporting Person     Steven A. Van Dyke

       I.R.S. Identification No. of Above Person       Not applicable
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group
       (See Instructions)                                          (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------
    Number of       5     Sole Voting Power
     Shares               16,200
                  --------------------------------------------------------------
  Beneficially      6     Shared Voting Power
    Owned by              1,124,776
                  --------------------------------------------------------------
 Each Reporting     7     Sole Dispositive Power
                          16,200
                  --------------------------------------------------------------
   Person With      8     Shared Dispositive Power
                          1,124,776
--------------------------------------------------------------------------------
 9     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,140,976
--------------------------------------------------------------------------------
 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions) [ ]
--------------------------------------------------------------------------------
 11    Percent of Class Represented by Amount in Row (9)
       10.58%
--------------------------------------------------------------------------------
 12    Type of Reporting Person (See Instructions)
       IN, HC
--------------------------------------------------------------------------------



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---------------------                                         ------------------
CUSIP No. 29084Q100                    13G                     Page 3 of 9 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1     Name of Reporting Person     Douglas P. Teitelbaum

       I.R.S. Identification No. of Above Person      Not applicable
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group
       (See Instructions)                                         (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Citizenship or Place of Organization
       United States
--------------------------------------------------------------------------------
    Number of       5     Sole Voting Power
     Shares               0
                  --------------------------------------------------------------
  Beneficially      6     Shared Voting Power
    Owned by              1,124,776
                  --------------------------------------------------------------
 Each Reporting     7     Sole Dispositive Power
                          0
                  --------------------------------------------------------------
   Person With      8     Shared Dispositive Power
                          1,124,776
--------------------------------------------------------------------------------
 9     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,124,776
--------------------------------------------------------------------------------
 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]
--------------------------------------------------------------------------------
 11    Percent of Class Represented by Amount in Row (9)
       10.43%
--------------------------------------------------------------------------------
 12    Type of Reporting Person (See Instructions)
       IN, HC
--------------------------------------------------------------------------------



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---------------------                                         ------------------
CUSIP No. 29084Q100                    13G                     Page 4 of 9 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1     Name of Reporting Person     Tower Investment Group, Inc.

       I.R.S. Identification No. of Above Person   59-2924229
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group
       (See Instructions)                                  (a) [ ]
                                                           (b) [X]
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Citizenship or Place of Organization
       Florida
--------------------------------------------------------------------------------
    Number of       5     Sole Voting Power
     Shares               1,124,776
                  --------------------------------------------------------------
  Beneficially      6     Shared Voting Power
    Owned by              0
                  --------------------------------------------------------------
 Each Reporting     7     Sole Dispositive Power
                          1,124,776
                  --------------------------------------------------------------
   Person With      8     Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
 9     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,124,776
--------------------------------------------------------------------------------
 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]
--------------------------------------------------------------------------------
 11    Percent of Class Represented by Amount in Row (9)
       10.43%
--------------------------------------------------------------------------------
 12    Type of Reporting Person (See Instructions)
       HC
--------------------------------------------------------------------------------



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---------------------                                         ------------------
CUSIP No. 29084Q100                    13G                     Page 5 of 9 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
 1     Name of Reporting Person     Bay Harbour Management, L.C.

       I.R.S. Identification No. of Above Person   59-3418243
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group
       (See Instructions)                                     (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Citizenship or Place of Organization
       Florida
--------------------------------------------------------------------------------
    Number of       5     Sole Voting Power
     Shares               1,124,776
                 ---------------------------------------------------------------
  Beneficially      6     Shared Voting Power
    Owned by              0
                 ---------------------------------------------------------------
 Each Reporting     7     Sole Dispositive Power
                          1,124,776
                 ---------------------------------------------------------------
   Person With      8     Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
 9     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,124,776
--------------------------------------------------------------------------------
 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  [ ]
--------------------------------------------------------------------------------
 11    Percent of Class Represented by Amount in Row (9)
       10.43%
--------------------------------------------------------------------------------
 12    Type of Reporting Person (See Instructions)
       IA
--------------------------------------------------------------------------------



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---------------------                                         ------------------
CUSIP No. 29084Q100                    13G                     Page 6 of 9 Pages
---------------------                                         ------------------

     This Amendment No. 1 amends and supplements the Statement on Schedule 13G, originally filed with the Securities and Exchange Commission on February 9, 1998 (the "Schedule 13G"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, and Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as the sole stockholder and President of Tower. Since the filing of the Schedule 13G, Douglas P. Teitelbaum has become a stockholder of Tower (Bay
Harbour, Tower, Mr. Van Dyke and Mr. Teitelbaum are collectively, the "Reporting Persons"). Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 1(b)      Address of Issuer's Principal Executive Offices:

Item 1(b) is hereby amended in its entirety to read as follows:

               101 Merritt Seven Corporate Park
               7th Floor
               Norwalk, CT 06851

Item 2(a)      Name of Person(s) Filing:

Item 2(a) is hereby amended in its entirety to read as follows:

               Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Mr. Teitelbaum"), in his capacity as a stockholder of Tower.

Item 2(b)      Address of Principal Business Office:

Item 2(b) is hereby amended in its entirety to read as follows:

               The principal business address of Bay Harbour, Tower and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Mr. Teitelbaum's principal business address is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c)      Citizenship:

Item 2(c) is hereby amended in its entirety to read as follows:

               Bay Harbour - Florida
               Tower - Florida
               Mr. Van Dyke - United States
               Mr. Teitelbaum - United States

Item 3         The person(s) filing is (are):

Item 3 is hereby amended in its entirety to read as follows:

               Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.



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---------------------                                         ------------------
CUSIP No. 29084Q100                    13G                     Page 7 of 9 Pages
---------------------                                         ------------------


               Tower is a parent holding company of Bay Harbour.

               Mr. Van Dyke is a "parent holding company" of Bay Harbour.

               Mr. Teitelbaum is a "parent holding company" of Bay Harbour.

Item 4(a)      Amount Beneficially Owned:

Item 4(a) is hereby amended in its entirety to read as follows:

               As of July 31, 1998, Bay Harbour may be deemed to be the beneficial owner of 1,124,776 shares of Common Stock of Emcor Group Inc. as a result of voting and dispositive power that it held with respect to the 1,124,776 shares of Common Stock of Emcor Group Inc. held for the account of five private investment funds and seven managed accounts.

               As of July 31, 1998, Tower may be deemed to be the beneficial owner of the 1,124,776 shares of Common Stock of Emcor Group Inc. deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.

               As of July 31, 1998, Mr. Van Dyke may be deemed beneficial owner of 1,140,976 shares of Common Stock of Emcor Group Inc., consisting of (i) 1,124,776 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above and
               (ii) 16,200 shares of Common Stock beneficially owned by Mr. Van Dyke. Mr. Van Dyke is a stockholder and President of Tower.

               As of July 31, 1998, Mr. Teitelbaum may be deemed the beneficial owner of 1,124,776 shares of Common Stock of Emcor Group Inc., deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

Item 4(b)      Percent of Class:

               10.58% (10.43% beneficially owned by Tower, Bay Harbour and Mr. Teitelbaum)

Item 4(c) Number of shares as to which reporting persons have:

Item 4(c) is hereby amended in its entirety as follows:

               Number of shares as to which Bay Harbour has:
               (i)   sole power to vote or direct the vote:  1,124,776
               (ii)  shared power to vote or to direct the vote:  0
               (iii) the sole power to dispose of or to direct the disposition of: 1,124,776
               (iv)  shared power to dispose of or to direct the disposition of:
                     0



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---------------------                                         ------------------
CUSIP No. 29084Q100                    13G                     Page 8 of 9 Pages
---------------------                                         ------------------


               Bay Harbour does not currently possess any rights to acquire additional shares of Emcor Group Inc. Common Stock.

               Number of shares as to which Tower has:

               (i)   sole power to vote or direct the vote: 1,124,776
               (ii)  shared power to vote or to direct the vote: 0
               (iii) the sole power to dispose of or to direct the disposition of: 1,124,776
               (iv)  shared power to dispose of or to direct the disposition of:
                     0

               Tower does not currently possess any rights to acquire additional shares of Emcor Group Inc. Common Stock.

               Number of shares as to which Mr. Van Dyke has:

               (i)   sole power to vote or direct the vote:  16,200
               (ii)  shared power to vote or to direct the vote:  1,124,776
               (iii) the sole power to dispose of or to direct the disposition of: 16,200
               (iv)  shared power to dispose of or to direct the disposition of:
                     1,124,776

               Mr. Van Dyke does not currently possess any rights to acquire additional shares of Emcor Group Inc. Common Stock.

              Number of shares as to which Mr. Teitelbaum has:

               (i)   sole power to vote or direct the vote: 0
               (ii)  shared power to vote or to direct the vote:  1,124,776
               (iii) the sole power to dispose of or to direct the disposition of: 0
               (iv)  shared power to dispose of or to direct the disposition of:
                     1,124,776

               Mr. Teitelbaum does not currently possess any rights to acquire additional shares of Emcor Group Inc. Common Stock.



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---------------------                                         ------------------
CUSIP No. 29084Q100                    13G                     Page 9 of 9 Pages
---------------------                                         ------------------


Item 10.       Certification.

               By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 10, 1998           BAY HARBOUR MANAGEMENT, L.C.


                                 By: /s/ Steven A. Van Dyke
                                    -----------------------------------------
                                    Name:  Steven A. Van Dyke
                                    Title: President and Chief Executive Officer


Dated:  August 10, 1998          TOWER INVESTMENT GROUP, INC.


                                 By: /s/ Steven A. Van Dyke
                                    -----------------------------------------
                                    Name:  Steven A. Van Dyke
                                    Title:  President


Dated:  August 10, 1998              /s/ Steven A. Van Dyke
                                    -----------------------------------------
                                         Steven A. Van Dyke


Dated:  August 10, 1998             /s/ Douglas P. Teitelbaum
                                    -----------------------------------------
                                        Douglas P. Teitelbaum



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                                  Exhibit Index


The Exhibit Index is hereby amended in its entirety as follows:

Exhibit I Joint Filing Agreement, dated August 10, 1998, by and among Bay Harbour Management, L.C., Tower Investment Group, Inc., Steven
               A. Van Dyke and Douglas P. Teitelbaum.









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